UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 2, 2026, Hitek Global Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors for the purchase and sale, in a registered direct offering (the “Offering”), of an aggregate of 4,000,000 Class A ordinary shares, par value $0.015 per share, of the Company (the “Class A Ordinary Shares”), or pre-funded warrants in lieu thereof (the “Pre-Funded Warrants”), together with ordinary warrants to purchase Class A Ordinary Shares (the “Warrants,” and together with the Class A Ordinary Shares and the Pre-Funded Warrants, the “Securities”). Each Class A Ordinary Share or Pre-Funded Warrant in lieu thereof was sold at a purchase price of $2.00. Each Warrant has an exercise price of $4.5678 per Class A Ordinary Share and is exercisable to purchase approximately 3.8 Class A Ordinary Shares. The aggregate gross proceeds to the Company from the Offering were $8,000,000, before deducting placement agent fees and other offering expenses and excluding any proceeds that may be received upon the exercise of the Warrants.

Pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated as of June 2, 2026, between the Company and Univest Securities, LLC (the “Placement Agent”), the Company engaged the Placement Agent to act as the Company’s placement agent in connection with the Offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering. In addition, the Company paid the Placement Agent $100,000 for accountable expenses.

The Offering closed on June 3, 2026.

The Securities were offered and issued pursuant to a prospectus supplement dated June 3, 2026 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5), supplementing the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-279459), which was filed with the U.S. Securities and Exchange Commission on May 16, 2024 and declared effective on May 29, 2024.

Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Securities. A copy of the opinion is furnished as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

There were 846,474 Class A Ordinary Shares outstanding immediately prior to this Offering. There were 19,996,474 Class A Ordinary Shares outstanding immediately after this Offering, assuming the full exercise of the Pre-Funded Warrants and the Warrants.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Pre-Funded Warrants, and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are furnished as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Report of Foreign Private Issuer on Form 6-K. This Report on Form 6-K, including Exhibits 5.1, 10.1, 10.2, 10.3 and 10.4 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-279459).

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Maples and Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
10.3	Form of Pre-Funded Warrant
10.4	Form of Ordinary Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

3